                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C.  20549

                            ------------------------


                                    FORM 11-K


                            ------------------------


                                  ANNUAL REPORT



                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934



                For the six-month period ended December 31, 1993



                         DERBY SAVINGS BANK THRIFT PLAN



                                 DS BANCOR, INC.



                               33 Elizabeth Street
                                 Derby, CT 06418

Item 1.  CHANGES IN THE PLAN
- - -------  -------------------

          On August 31, 1993, the Board of Directors of Derby Savings Bank approved a plan amendment that authorized the transfer of Plan assets from Connecticut General Life Insurance Company to Fleet Investment Services, authorized the appointment of Fleet Financial Services as investment manager and directed trustee, authorized participants to invest their account balances in various investment options, and provided that henceforth Derby Savings Bank matching and discretionary contributions would be invested solely in the common stock of DS Bancor, Inc., the holding company of which Derby Savings Bank is a wholly-owned subsidiary.


Item 2.  CHANGES IN INVESTMENT POLICY
- - -------  ----------------------------

          Effective with the amendment noted in item 1 above, the investment policy of the Plan was changed from investing in guaranteed investment contracts of an insurance company to various investment options provided by Fleet Financial Services and the common stock of DS Bancor, Inc.


Item 3.  CONTRIBUTIONS UNDER THE PLAN
- - -------  ----------------------------

          For the six-month period ended December 31,1993 and the fiscal years ended June 30, 1993, 1992, 1991 and 1990, the amount of employer contributions under the Plan were $44,658; $60,105; $51,472; $42,722 and $39,479, respectively.


Item 4.  PARTICIPATING EMPLOYEES
- - -------  ------------------------

          At December 31, 1993, there were 167 Participants in the Plan.


Item 5.  ADMINISTRATION OF THE PLAN
- - -------  --------------------------

          The Plan is administered by a designated person of the Board of Directors of Derby Savings Bank. The Plan's administrator has full power and authority to administer the plan and delegate the performance of such fiduciary and non-fiduciary responsibilities. The current Plan administrator is as follows:

               Harry P. DiAdamo Jr.                President - Derby
                                                   Savings Bank

          The Plan's administrator received no compensation for services from the Plan during the Plan's six-month period ended December 31, 1993.


Item 6.  CUSTODIANS OF INVESTMENTS
- - -------  -------------------------

         (a) Fleet Financial Services is the Plan's investment manager, custodian of investments and directed trustee as of December 31, 1993. Fleet Financial Services is located at One Constitution Plaza, Hartford, Ct 06115, and offers various financial services.

         (b) Investment and administrative expenses aggregating $8,198 during the six-month period ended December 31, 1993, were borne by Derby Savings Bank.

         (c) The Plan is insured by a fidelity bond against losses through fraud or dishonesty for the maximum amount of $5,000,000 by the Continental Casualty Co.


Item 7.  REPORTS TO PARTICIPATING EMPLOYEES
- - -------  ----------------------------------

          Participating employees receive a summary annual report and have the right to obtain upon request a copy of the full annual report of the Plan or any part thereof. Individual participant statements are also provided on a quarterly basis.


Item 8.  INVESTMENT OF FUNDS
- - -------  -------------------

          Participants may direct their contributions in any one of the following five investment options:

          1)  Galaxy Guaranteed Investment Contract Fund-
              Funds are invested in guaranteed investment contracts issued by major insurance companies.

          2)  Galaxy Intermediate Bond Fund-
              Funds are invested in investment grade debt obligations issued or guaranteed by the U.S. Government and money market instruments.

          3)  Galaxy Equity Value Fund-

              Funds are invested in a diverse portfolio of stocks and other securities.

          4)  Galaxy International Fund-
              Funds are invested in equity securities of foreign issuers.

          5)  DS Bancor,Inc. common stock


Item 9. FINANCIAL STATEMENTS AND SCHEDULES
- - -------  ----------------------------------
                                                      Page(s)
          Financial Statements                        -------

            Independent Auditor's Report             F-1 - F-2

            Statements of Net Assets Available for       F-3
            Plan Benefits as of December 31, 1993
            and June 30, 1993

            Statements of Changes in Net Assets          F-4
            Available for Plan Benefits for the
            Six-Month Period Ended December 31, 1993 and Each of the Two Years in the Period
            Ended June 30, 1993

            Notes to Financial Statements            F-5 - F-8

            Supplemental Schedules:

                Assets Held for Investment at              F-9
                December 31, 1993

                Reportable Transactions for the            F-10
                Six-Month Period Ended December 31, 1993

                          INDEPENDENT AUDITOR'S REPORT



     The Administrator of the
      Derby Savings Bank Thrift Plan
     Derby, Connecticut


     We have audited the accompanying statements of net assets available for plan benefits of the Derby Savings Bank Thrift Plan as of December 31, 1993 (Note 5) and June 30, 1993, and the related statement of changes in net assets available for plan benefits for the six-month period ended December 31, 1993 and for each of the two years in the period ended June 30, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Derby Savings Bank Thrift Plan as of December 31, 1993 and June 30, 1993, and the changes in net assets available for plan benefits for the six-month period ended December 31, 1993 and for each of the two years in the period ended June 30, 1993, in conformity with generally accepted accounting principles.

 The Administrator of the
 Derby Savings Bank Thrift Plan
 Page Two


     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment and reportable transactions as of and for the six-month period ended December 31, 1993 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements.
     The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.




                                                FRIEDBERG, SMITH & CO., P.C.



     Bridgeport, Connecticut
     July 11, 1994

                         DERBY SAVINGS BANK THRIFT PLAN                EXHIBIT A
                         ------------------------------


                                  STATEMENTS OF
                     NET ASSETS AVAILABLE FOR PLAN BENEFITS
                       DECEMBER 31, 1993 AND JUNE 30, 1993
                     --------------------------------------
                                   (Note 5)




                                                     December 31,      June 30,
A S S E T S                                               1993           1993
- - -----------                                          ------------      --------
INVESTMENTS (NOTES 1, 2 AND 3)
  AT FAIR VALUE:
    Fleet Short-Term Investment Fund                   $  963,691      $     -
    Galaxy Guaranteed Investment
     Contract Pooled Fund                                  49,811            -
    Galaxy Intermediate Bond Fund                         272,470            -
    Galaxy Equity Value Fund                              414,707            -
    Galaxy International Equity Fund                      129,586            -
                                                       ----------      -------
                                                        1,830,265            -
  AT CONTRACT VALUE:
    Connecticut General Life Insurance
     Company Contract GA #31368-000                             -    1,655,745
                                                       ----------    ---------

       Total Investments                                1,830,265    1,655,745
                                                       ----------    ---------

OTHER (NOTES 1 and 2)
  Employee Loans Receivable                                61,589       30,782
  Employer's Contributions Receivable                      12,645            -
  Participant's Contributions Receivable                   33,474            -
  Accrued Income Receivable                                 2,410            -
  Cash                                                      2,218            -
                                                       ----------    ---------

       Total Other                                        112,336       30,782
                                                       ----------      -------

TOTAL ASSETS                                            1,942,601    1,686,527


LIABILITIES                                                     -            -
                                                       ----------    ---------


NET ASSETS AVAILABLE FOR PLAN BENEFITS                 $1,942,601   $1,686,527
                                                       ----------    ---------

                                     (Note 4)

See notes to financial statements.

DERBY SAVINGS BANK THRIFT PLAN                                         EXHIBIT B


                                  STATEMENT OF
                CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                    SIX-MONTH PERIOD ENDED DECEMBER 31, 1993
                     AND YEARS ENDED JUNE 30, 1993 AND 1992
                -------------------------------------------------
                               (Notes 1, 2 and 5)



                                         Six-Month          Years Ended
                                       Period Ended           June 30,
                                        December 31,
                                           1993          1993           1992
ADDITIONS TO NET ASSETS:                  ------         ----           ----
  INVESTMENT INCOME:
    Net Depreciation in Fair
     Value of Investments             $    (3,078)     $       -     $       -
    Interest - Investments                 52,824        100,788        94,379
    Interest - Loans                        2,053          3,359         2,122
                                      -----------      ---------     ---------
                                           51,799        104,147        96,501
  CONTRIBUTIONS:
    Employer                               44,658         60,105        51,472
    Participants                          164,695        222,933       182,978
                                      -----------      ---------     ---------

       Total Additions                    261,152        387,185       330,951


DEDUCTIONS FROM NET ASSETS:

  Benefits Paid to Participants            (5,078)       (30,821)      (64,905)
                                      -----------      ---------     ---------


Net Increase (Note 4)                     256,074        356,364       266,046


NET ASSETS AVAILABLE FOR BENEFITS:

  Beginning of Year                     1,686,527      1,330,163     1,064,117
                                      -----------      ---------     ---------

  End of Year                          $1,942,601     $1,686,527    $1,330,163
                                      -----------      ---------     ---------


See notes to financial statements.

                         DERBY SAVINGS BANK THRIFT PLAN
                         ------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                       DECEMBER 31, 1993 AND JUNE 30, 1993
                       -----------------------------------


NOTE 1 - PLAN DESCRIPTION

     The following brief description of the Derby Savings Bank Thrift Plan
     (Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information. The Plan, as amended, became effective on January 1, 1985.

     The Plan is a defined contribution plan covering substantially all full-time employees of Derby Savings Bank (Bank) who have one-half year of eligible service and are age eighteen or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Each year participants may contribute up to 10 percent of pre-tax annual compensation, as defined in the Plan. The Bank matches contributions in an amount equal to 50 percent of a participant's contributions, subject to certain limitations as defined in the Plan. Additionally, the Bank can make discretionary contributions at the option of the Bank's Board of Directors. Effective August 31, 1993 (Note 5) all Bank contributions, both matching and discretionary, are to be invested in DS Bancor, Inc.
     (DS Bancor) common stock.  The Bank is a wholly owned subsidiary of DS
     Bancor.

     Participants' accounts are credited with their contributions, plus allocated Bank contributions and Plan earnings. Bank contributions are allocated based on the ratio that each qualifying participant's compensation for the plan year bears to the total compensation of all qualifying participants. Plan earnings are allocated based on a participant's account balance in various investments and their respective earnings. All administrative expenses of the Plan are paid and borne by the Bank.

     Participants are immediately 100 percent vested in their contributions and in any Bank matching and discretionary contributions, plus actual earnings thereon.

                         DERBY SAVINGS BANK THRIFT PLAN
                         ------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                       DECEMBER 31, 1993 AND JUNE 30, 1993
                       -----------------------------------

NOTE 1 - PLAN DESCRIPTION (continued)

          Effective with the August 31, 1993 amendment, participants may direct their contributions in any of the following five investment options:

               1. Galaxy Guaranteed Investment Contract Fund -
                  Funds are invested in guaranteed investment contracts issued by major insurance companies.

               2. Galaxy Intermediate Bond Fund -
                  Funds are invested in investment grade debt obligations issued or guaranteed by the U.S.
                  Government and money market instruments.

               3. Galaxy Equity Value Fund -
                  Funds are invested in a diverse portfolio of stocks and other securities.

               4. Galaxy International Equity Fund -
                  Funds are invested in equity securities of foreign issuers.

               5. DS Bancor Common Stock -
                  Funds are invested in common stock of DS Bancor.

Participants may change their investment options quarterly.

          Participants may borrow against their account balances. Loan amounts can be a minimum of $1,000 to a maximum of the lesser of $50,000 or 50 percent of a participant's account balance. Loan terms range to a maximum of 10 years if loan funds are used to purchase a participant's primary residence. Loan funds used for any other purpose have a maximum term of 5 years. The loans are secured by a participant's account balance and bear interest at a fixed rate equal to 400 basis points above the Bank's rate offered on certificates of deposit at the time of the loan. Principal and interest are repaid ratably through biweekly payroll deductions.

          Upon termination of service due to death, disability or retirement at age 65, participants may elect to receive a lump-sum amount equal to the value of their account balance or installment payments in accordance with the Plan. For terminations of service due to other reasons, participants may receive the value of their account balance as a lump sum distribution.

                         DERBY SAVINGS BANK THRIFT PLAN
                         ------------------------------


                          NOTES TO FINANCIAL STATEMENTS
                       DECEMBER 31, 1993 AND JUNE 30, 1993
                       -----------------------------------


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a) The accompanying financial statements and schedules have been prepared in conformity with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The financial statements are presented on the accrual basis of accounting.

         (b) The Plan's investments at December 31, 1993 and June 30, 1993 are stated at fair value which is based on quoted market prices except for investment in Connecticut General Life Insurance contract which is valued at contract value. Net appreciation or depreciation on investments is recorded in the Statement of Changes in Net Assets Available for Plan Benefits.

         (c) Discretionary contributions are recorded in the year and in the amount authorized by the Bank's Board of Directors. Matching contributions and contributions from participants are recorded in the year in which the participant's contributions are withheld.

         (d)   Benefits are recorded when paid.


NOTE 3 - INVESTMENTS

     In October 1993, the Plan entered into an agreement with Fleet Investment Services (Fleet) to act as investment manager and as directed trustee. Pursuant to the agreement, the assets of the Plan were transferred to Fleet and invested in various investment options as directed by participants (Notes 1 and 5).

     Prior to the agreement, Plan investments were maintained by Connecticut General Life Insurance Company (CGLIC) and invested in a guaranteed investment contract with CGLIC (Note 5).

                         DERBY SAVINGS BANK THRIFT PLAN
                         ------------------------------


                          NOTES TO FINANCIAL STATEMENTS
                       DECEMBER 31, 1993 AND JUNE 30, 1993
                       -----------------------------------


NOTE 4 - TAX STATUS

     The Plan is currently requesting an updated determination letter from the Internal Revenue Service under which the Plan would continue to qualify for exemption from federal income taxes.


NOTE 5 - PLAN AMENDMENT

     Effective August 31, 1993, the Bank's Board of Directors approved a plan amendment that authorized the transfer of plan assets from CGLIC to Fleet and appointed Fleet as investment manager and directed trustee. The amendment authorized participants to invest their account balances in various investment options, including DS Bancor common stock, and also provided that henceforth Bank matching and discretionary contributions would be invested solely in shares of DS Bancor common stock.

     Contemporaneously with the transfer of the Plan's assets to Fleet, the Plan's fiscal year-end was changed from June 30 to December 31. As a result, the accompanying Statements of Net Assets Available for Plan Benefits reflect balances at those dates and the Statement of Changes in Net Assets Available for Plan Benefits reflects activity during the six-month short period necessary to affect the change in plan year-end.

     No shares of DS Bancor common stock were acquired or sold during the period July 1, 1993 through December 31, 1993.

                         DERBY SAVINGS BANK THRIFT PLAN               SCHEDULE 1
                         ------------------------------


                     SCHEDULE OF ASSETS HELD FOR INVESTMENT
                                DECEMBER 31, 1993
                               ------------------



Investments, including investments that are 5% or more of the Plan's net assets, are as follows at December 31, 1993:


                                                     Unit             Fair
                                                    Shares           Value
                                                    -------          ------
Fleet Short-Term Investment Fund                  963,691.00        $  963,691

Galaxy Guaranteed Investment Contract
Pooled Fund                                         4,981.13            49,811

Galaxy Intermediate Bond Fund                      25,851.08           272,470

Galaxy Equity Value Fund                           32,298.02           414,707

Galaxy International Equity Fund                   10,147.68           129,586
                                                                    ----------

                                                                    $1,830,265
                                                                    ----------

                         DERBY SAVINGS BANK THRIFT PLAN               SCHEDULE 2


                       SCHEDULE OF REPORTABLE TRANSACTIONS
                    SIX-MONTH PERIOD ENDED DECEMBER 31, 1993
                    ----------------------------------------





                                       Sale/Purchase     Carrying
                                           Price          Basis      Gain (Loss)
                                       -------------    --------     -----------
Purchase - Connecticut
 General Life Insurance
 Contract GA #31368-000                 $   81,730      $   81,730       $  -

Sale - Connecticut
 General Life Insurance
 Contract GA #31368-000                  1,785,510       1,785,510          -

Purchase - Fleet Short-Term
 Investment Fund -
 1,878,687 Units                         1,878,687       1,878,687          -

Sale - Fleet Short-Term
 Investment Fund -
 914,995 Units                             914,995         914,995          -

Purchase - Galaxy
 Intermediate Bond Fund -
 25,851.08 Units                           273,495         272,470     (1,025)

Purchase - Galaxy Equity
 Value Fund -
 32,298.02 Units                           416,842         414,707     (2,135)

Purchase - Galaxy
 International Equity Fund -
 10,147.68 Units                           129,504         129,586         82
                                        ----------      ----------   --------

                                        $5,480,763      $5,477,685    ($3,078)
                                        ----------      ----------    --------

                                   SIGNATURES



       Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                          DERBY SAVINGS BANK THRIFT PLAN



By:  /s/ Harry P. DiAdamo, Jr.
   Harry P. DiAdamo, Jr. Plan Administrator



Dated:  July 14, 1994